K&L GATES LLP 1 PARK PLAZA TWELFTH FLOOR IRVINE, CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

May 20, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey P. Riedler, Assistant Director

Re:                             Amphastar Pharmaceuticals, Inc.

Registration Statement on Form S-1

Submitted May 20, 2014

CIK No. 0001297184

Ladies and Gentlemen,

On behalf of Amphastar Pharmaceuticals, Inc., we are concurrently filing with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement was originally submitted to the Commission in draft form as a confidential filing on December 16, 2013, and that original submission was updated by amended documents submitted to the Commission on February 7, 2014 (“Confidential Submission No. 2”), April 3, 2014 (“Confidential Submission No. 3”) and May 14, 2014 (“Confidential Submission No. 4”).

We have also enclosed with the copy of this letter that is being transmitted via courier three copies of the Registration Statement in paper format, marked to show changes from Confidential Submission No. 4.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3574 or email me at david.allen@klgates.com.

Sincerely,

/s/ David B. Allen
K&L Gates LLP

David B. Allen

cc:                                Jason Shandell, Amphastar Pharmaceuticals, Inc.

Michael Hedge, K&L Gates LLP

Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.